

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2014

Via E-mail
John C. Popeo
Treasurer and Chief Financial Officer
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634

Re: **Select Income REIT**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed November 25, 2014
        File No. 333-199445

Dear Mr. Popeo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments 17, 22 and 26 and your revised disclosure on pages 108 and 113 that there have been no material changes. We further note your disclosure on page 65 regarding ARCP, the indirect parent of CCIT's sponsor, CCIT's advisor, CCIT's dealer manager and CCIT's property manager. In this regard, please tell us with a view toward disclosure how you considered the information disclosed on page 65 as well as the resignation of Mr. Brian S. Block as CCIT's Executive Vice President, Chief Financial Officer and Treasurer in determining there were no material changes.

Opinion of SIR's Financial Advisor Regarding the Merger, page 114

Selected Public Companies Analysis, Page 117

2.   We note your responses to comments 18 and 24 of our letter dated November 14, 2014, and your revised disclosure on pages 117-119, 124-126, and 135-138. Please revise to describe how transactions between related parties were considered as part of the analyses. In addition, if any company or transaction met the criteria but was excluded from the analyses described in these sections, please identify the company and explain why it was excluded, or advise us that there were no such excluded companies or transactions.

Draft Opinions

3.   We note the statement on page 2 of Exhibit 8.1 that counsel has assumed the truth of representations made by officers of the company. Please revise to clarify that such representations are factual or advise.

4.   We note the phrase in the opinions "although not free from doubt." As there appears to be a level of uncertainty in the opinions, counsel should explain the reasons for this doubt and the degree of uncertainty in the opinions or advise. In addition, you should consider the necessity of risk factor and/or other appropriate disclosure setting forth the risks to investors. Please refer to Staff Legal Bulletin No. 19.

5.   We note the statement on page 3 of Exhibit 8.2 that the opinion letter is "rendered only to you and is solely for your use." Please revise to remove this limitation on reliance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Margaret R. Cohen
        Skadden, Arps, Slate, Meagher & Flom LLP